GRV Securities LLC

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

July 25, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: Jaea F. Hahn

Re:	Grosvenor Registered Multi-Strategy Fund (W), LLC
(File Nos. 333-211728 and 811-22857)
Post-Effective Amendment No. 2; Amendment No. 10 to Registration Statement on Form N-2

Dear Ms. Hahn:

The undersigned, as distributor of the above-captioned fund and offering, hereby joins in the request of the fund that the effectiveness of the post-effective amendment to its registration statement relating to the securities be accelerated for July 31, 2017.

GRV Securities LLC

By:	/s/ Darren McMillan

Name:	Darren McMillan

Title:	Chief Compliance Officer